Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the offer (as defined below). The offer is made solely by the Offer to Purchase, dated May 22, 2020, as amended, and the related letter of transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

NOTICE TO THE OFFER TO PURCHASE FOR CASH
8,669,029 ORDINARY SHARES
of
MAGAL SECURITY SYSTEMS LTD.
AT
$3.01 NET PER SHARE
BY
FIMI OPPORTUNITY V, L.P. AND
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP

FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Purchaser”), announced today that they have increased the price to be paid in their special tender offer to purchase 8,669,029 ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (“Magal”) (the “Shares”) to $3.01 per Share, net to the holders of Shares (subject to withholding taxes, as applicable), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal, dated May 22, 2020, as amended, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Purchaser also extended the Initial Offer Period until 10:00 a.m., New York time, on July 2, 2020. Accordingly, the Final Expiration Period is also extended to 10:00 a.m., New York time, on July 6, 2020.

Except as set forth herein, the terms and conditions of the Offer remain the same. Holders of Shares who have previously validly tendered and not withdrawn their Shares do not need to re-tender their Shares or take any other action in response to the above amendment of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent in the United States, during its normal business hours at (800) 814-2879 or (212) 269-5550 (banks and brokers).

June 16, 2020